FOR IMMEDIATE RELEASE               Contact: Guy T. Marcus
---------------------                        Vice President-Investor Relations
07/12/01                                      214/978-2691

                    HALLIBURTON $425 MILLION OF TWO-YEAR AND
                           FIVE-YEAR MEDIUM-TERM NOTES

     DALLAS, Texas -- Halliburton Company (NYSE:HAL) announced today the issuance of $275 million of fixed-rate notes due August 1, 2006 and $150 million of floating-rate notes due July 16, 2003. Both of the notes were issued under Halliburton's medium-term note program. The notes were issued today through joint lead managers JP Morgan and Salomon Smith Barney. Co-managers were ABN Amro, HSBC and The Royal Bank of Scotland.
     The five-year $275 million notes have a fixed-rate coupon of 6.0 percent and were priced at 99.572 to yield 6.099 percent to maturity. The two-year $150 million floating-rate notes were issued at par and have a coupon of three-month LIBOR plus 15 basis points.
     Halliburton plans to use the net proceeds from the combined $425 million of the two medium-term notes offerings to reduce its outstanding commercial paper and for general corporate purposes.
     Halliburton Company, founded in 1919, is the world's largest provider of products and services to the petroleum and energy industries. The company serves its customers with a broad range of products and services through its Energy Services Group and Engineering and Construction Group business segments. The company's World Wide Web site can be accessed at www.halliburton.com.

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